                           Lincoln ChoicePlus Access

As filed with the Securities and Exchange Commission on May 26, 2000

                                                     Registration No.: 811-09763

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [_]

                                AMENDMENT NO. 1                          [X]

          LINCOLN NEW YORK SEPARATE ACCOUNT N FOR VARIABLE ANNUITIES
                          (Exact Name of Registrant)

                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                        120 Madison Street, Suite 1700
                              Syracuse, NY 13202


--------------------------------------------------------------------------------
             (Address of Depositor's Principal Executive Offices)

      Depositor's Telephone Number, including Area Code:  (315) 428-8400

                              ROBERT O. SHEPPARD
                         120 Madison Street, Suite 1700
                           Syracuse, New York 13202

--------------------------------------------------------------------------------
                   (Name and Address of Agent for Service)

                                   Copy to:
                            Mary Jo Ardington, Esq.
                      Lincoln National Life Insurance Co.
                            1300 S. Clinton Street
                             Fort Wayne, IN 46801

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

 As soon as practicable after the effective date of the Registration Statement.

     Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

Lincoln ChoicePlus Access
Lincoln New York Separate
Account N for Variable Annuities

Home Office:                             Servicing Office:
Lincoln Life & Annuity Company of New York
                                         P.O.Box 7866
120 Madison Street, Suite 1700           1300 South Clinton Street
Syracuse, NY 13202                       Fort Wayne, IN 46801
www.lincolnlife-ny.com

This Prospectus describes the individual flexible premium deferred variable an-nuity contract that is issued by Lincoln Life & Annuity Company of New York ("LNY"). It is primarily for use with nonqualified and qualified retirement plans under Section 408 (IRAs) of the tax code. Generally, you do not pay fed-eral income tax on the contract's growth until it is paid out. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the annuity commence-ment date, we will pay your beneficiary a death benefit. In the alternative, you may choose to receive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $25,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

You choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. If you put all your purchase payments into the fixed account, we guarantee your principal and a minimum interest rate. We limit withdrawals and transfers from the fixed side of the contract. A market value adjustment (MVA) may be applied to any surrender, withdrawal or transfer from the fixed account before the expiration date of a guaranteed period.

All purchase payments for benefits on a variable basis will be placed in Lin-coln New York Separate Account N for Variable Annuities (variable annuity ac-count [VAA]). The VAA is a segregated investment account of LNY. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract.

The available funds are listed below:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund
  AIM V.I. Growth Fund
  AIM V.I. International Equity Fund
  AIM V.I. Value Equity Fund

Alliance Variable Products Series Fund (Class B):
  Alliance Growth and Income Portfolio
  Alliance Growth Portfolio
  Alliance Premier Growth Portfolio
  Alliance Technology Portfolio

American Funds Insurance Series (AFIS) also known as American Variable Insur-ance Series (AVIS) (Class 2):
  AFIS Global Small Capitalization Fund
  AFIS Growth Fund
  AFIS Growth-Income Fund
  AFIS International Fund

Delaware Group Premium Fund (Service Class):
  Delaware Premium Emerging Markets Series
  Delaware Premium Growth & Income Series
  Delaware Premium High Yield Series (formerly Delchester)
  Delaware Premium REIT Series
  Delaware Premium Select Growth Series
  Delaware Premium Small Cap Value Series
  Delaware Premium Social Awareness Series
  Delaware Premium Trend Series

Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust):
  Deutsche VIT Equity 500 Index Fund

Franklin Templeton Variable Insurance Products Trust (Class 2):
  Franklin Mutual Shares Securities Fund
  Franklin Small Cap Securities Fund
  Templeton Growth Securities Fund (formerly Global Growth)
  Templeton International Securities Fund

Liberty Variable Investment Trust:
  Newport Tiger Fund

Lincoln National:
  Bond Fund
  Money Market Fund

MFS(R) Variable Insurance Trust (Service Class):
  MFS Emerging Growth Series
  MFS Research Series
  MFS Total Return Series
  MFS Utilities Series

Variable Insurance Products Fund (Service Class 2):
  Fidelity VIP Equity-Income Portfolio
  Fidelity VIP Growth Portfolio
  Fidelity VIP Overseas Portfolio

Variable Insurance Products Fund III (Service Class 2):
  Fidelity VIP III Growth Opportunities Portfolio

This Prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that are attached, and keep both prospectuses for reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You can obtain a current Statement of Additional Information (SAI), dated the same date as this Prospectus, about the contracts which has more information. Its terms are made part of this Prospectus. For a free copy, write: Lincoln Life & Annuity Company of New York, P.O. Box 7866, Fort Wayne, Indiana 46801, or call 1-888-868-2583. The SAI and other information about LNY and Account N are also available on the SEC's web site (http://www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.

    , 2000

Table of contents

                                             Page
-------------------------------------------------
Special terms                                  3
-------------------------------------------------
Expense tables                                 4
-------------------------------------------------
Summary                                        7
-------------------------------------------------
Condensed financial information                7
-------------------------------------------------
Investment results                             7
-------------------------------------------------
Financial statements                           8
-------------------------------------------------
Lincoln Life & Annuity Company of
New York                                       8
-------------------------------------------------
Variable annuity account (VAA)                 8
-------------------------------------------------
Investments of the variable annuity account    8
-------------------------------------------------
Charges and other deductions                  11
-------------------------------------------------
The contract                                  12
-------------------------------------------------

                                                                    Page
------------------------------------------------------------------------
Annuity payouts                                                      16
------------------------------------------------------------------------
Fixed side of the contract                                           17
------------------------------------------------------------------------
Federal tax matters                                                  19
------------------------------------------------------------------------
Voting rights                                                        22
------------------------------------------------------------------------
Distribution of the contracts                                        22
------------------------------------------------------------------------
Return privilege                                                     22
------------------------------------------------------------------------
State regulation                                                     23
------------------------------------------------------------------------
Records and reports                                                  23
------------------------------------------------------------------------
Other information                                                    23
------------------------------------------------------------------------
Statement of additional information table of contents for Variable
Annuity Account N Lincoln ChoicePlus Access                          24
------------------------------------------------------------------------

Special terms

(We have italicized the terms that have special meaning throughout the Pro-spectus.)

Account or variable annuity account (VAA) -- The segregated investment ac-count, Lincoln New York Separate Account N for Variable Annuities, into which LNY sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

Accumulation unit -- A measure used to calculate contract value for the vari-able side of the contract before the annuity commencement date.

Annuitant -- The person on whose life the annuity benefit payments made after the annuity commencement date are based and upon whose life a death benefit may be paid.

Annuity commencement date -- The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout -- An amount paid at regular intervals after the annuity com-mencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit -- A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date.

Beneficiary -- The person you choose to receive the death benefit that is paid if you die before the annuity commencement date.

Contractowner (you, your, owner) -- The person who has the ability to exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the owner is the annuitant.

Contract value -- At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract.

Contract year -- Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit -- The amount payable to your designated beneficiary if the owner dies before the annuity commencement date or, if selected, to the owner if the annuitant dies.

Lincoln Life -- The Lincoln National Life Insurance Company.

LNY (we, us, our) -- Lincoln Life & Annuity Company of New York.

Purchase payments -- Amounts paid into the contract.

Subaccount -- The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the con-tracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date -- Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period -- The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valua-tion date) and ending at the close of such trading on the next valuation date.

Expense tables
Account N annual expenses for ChoicePlus Access subaccounts:*
(as a percentage of average account value):

                                         Enhanced
                                         Guaranteed
                                         Minimum
                                         Death Benefit
                                         (EGMDB)
Mortality and expense risk charge            1.50%
Administrative charge                         .15%
                                             -----
Total annual charge for each subaccount      1.65%

Annual expenses of the funds for the year ended December 31, 1999:
(as a percentage of each fund's average net assets):

                                                 Management               Other               Total
                                                 Fees (after any          Expenses (after     Expenses (after
                                                 waivers/          12b-1  any waivers/        any waivers/
                                                 reimbursements) + Fees + reimbursements) =   reimbursements)
-------------------------------------------------------------------------------------------------------------
AFIS Global Small Capitalization Fund (class 2)       0.78%        0.25        0.03%               1.06%
-------------------------------------------------------------------------------------------------------------
AFIS Growth Fund (class 2)                            0.38         0.25        0.01                0.64
-------------------------------------------------------------------------------------------------------------
AFIS Growth-Income Fund (class 2)                     0.34         0.25        0.01                0.60
-------------------------------------------------------------------------------------------------------------
AFIS International Fund (class 2)                     0.55         0.25        0.05                0.85
-------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                    0.62         N/A         0.11                0.73
-------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                  0.63         N/A         0.10                0.73
-------------------------------------------------------------------------------------------------------------
AIM V.I. International Equity Fund                    0.75         N/A         0.22                0.97
-------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                   0.61         N/A         0.15                0.76
-------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio (class B)                   0.75         0.25        0.12                1.12
-------------------------------------------------------------------------------------------------------------
Alliance Growth and Income Portfolio (class B)        0.63         0.25        0.09                0.97
-------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio (class B)           1.00         0.25        0.04                1.29
-------------------------------------------------------------------------------------------------------------
Alliance Technology Portfolio (class B)               0.71         0.25        0.24                1.20
-------------------------------------------------------------------------------------------------------------
Delaware Premium Emerging Markets Series
 (Service class)/1/                                   1.19         0.15        0.28                1.62
-------------------------------------------------------------------------------------------------------------
Delaware Premium Growth and Income Series
 (Service class)/1/                                   0.60         0.15        0.11                0.86
-------------------------------------------------------------------------------------------------------------
Delaware Premium High Yield Series (formerly
 Delchester) (Service class)/1/                       0.65         0.15        0.07                0.87
-------------------------------------------------------------------------------------------------------------
Delaware Premium REIT Series (Service class)/1/       0.64         0.15        0.21                1.00
-------------------------------------------------------------------------------------------------------------
Delaware Premium Select Growth Series (Service        0.75         0.15        0.06                0.96
  class)/1/
-------------------------------------------------------------------------------------------------------------
Delaware Premium Small Cap Value Series
 (Service class)/1/                                   0.75         0.15        0.10                1.00
-------------------------------------------------------------------------------------------------------------
Delaware Premium Social Awareness Series
 (Service class)/1/                                   0.70         0.15        0.15                1.00
-------------------------------------------------------------------------------------------------------------
Delaware Premium Trend Series (Service                             0.15        0.07                0.97
 class)/1/                                            0.75
-------------------------------------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index Fund/2/                 0.14         N/A         0.16                0.30
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio (Service                      0.25        0.10                0.83
 class 2)/3/                                          0.48
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio (Service class                       0.25        0.10                0.93
 2)/3/                                                0.58
-------------------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio (Service class                     0.25        0.18                1.16
 2)/3/                                                0.73
-------------------------------------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities Portfolio                    0.25        0.13                0.96
 (Service class 2)/3/                                 0.58
-------------------------------------------------------------------------------------------------------------
Franklin Mutual Shares Securities Fund (class                      0.25        0.19                1.04
 2)/4/,/9/                                            0.60
-------------------------------------------------------------------------------------------------------------
Franklin Small Cap Securities Fund (class                          0.25        0.27                1.07
 2)/5/,/9/                                            0.55
-------------------------------------------------------------------------------------------------------------
Liberty Variable Trust Newport Tiger Fund             0.49         N/A         0.31                1.21
-------------------------------------------------------------------------------------------------------------
Lincoln National Bond Fund                            0.45         N/A         0.08                0.53
-------------------------------------------------------------------------------------------------------------
Lincoln National Money Market Fund                    0.48         N/A         0.11                0.59
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Emerging Growth Series                          0.20        0.09                1.04
  (Service class)/6/                                  0.75
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Research Series (Service                        0.20        0.11                1.06
  class)/6/                                           0.75
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Total Return Series (Service                    0.20        0.15                1.10
  class)/6/                                           0.75
-------------------------------------------------------------------------------------------------------------
MFS Variable Trust Utilities Series (Service                       0.20        0.16                1.11
  class)/6/                                           0.75
-------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund formerly                          0.25        0.05                1.13
 Global Growth (class 2)/7/,/8/,/9/                   0.83
-------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund (class                     0.25        0.19                1.13
  2)/9/,/10/                                          0.69
-------------------------------------------------------------------------------------------------------------

(1) Effective May 1, 2000 through October 31, 2000, Delaware Management Compa-ny, "DMC" has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80% for High Yield and Growth and Income; 0.85% for REIT, Select Growth, Small Cap Value, Social Awareness and Trend 1.50% for Emerging Markets. Without such an arrangement, the total operating expenses would have been 0.96% for REIT, 0.90% for Social Awareness, and 1.53% for Emerging Markets. DMC voluntarily elected to cap its management fee for the Growth and Income Series at 0.60% indefinitely. The Service class shares are subject to an annual 12b-1 fee of not more than 0.30% (currently set at 0.15%).

(2) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.30% of average daily net assets. Without the reimbursement to the Funds for the year ended 12/31/99 total expenses would have been 0.43% for the Equity 500 Index Fund.

(3) Service class 2 expenses are based on estimated expenses for the first year.

(4) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton Variable Products Se-ries Fund, effective 5/01/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.60%, Distribution and Service Fees 0.25%, Other Ex-penses 0.19% and Total Fund Operating Expenses 1.04%.

(5) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton Variable Products Se-ries Fund, effective 5/01/00. On 2/8/00, fund shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The ta-ble shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.55%, Distri-bution and Service Fees 0.25%, Other Expenses 0.27% and Total Fund Operat-ing Expenses 1.07%.

(6) Each series has an expense offset arrangement which reduces the series' custodian fee based on the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangement and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had the fee reductions been taken into ac-count, "Net Expenses" would be lower for certain series and would equal:
    1.03% for Emerging Growth Series; 1.05% for Research Series; 1.09% for To-tal Return Series; 1.10% for Utilities Series.

(7) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton Variable Products Se-ries Fund, effective 5/01/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, Distribution and Service Fees 0.25%, Other Ex-penses 0.05% and Total Fund Operating Expenses 1.10%.

(8) The Fund administration fee is paid indirectly through the management fee.

(9) The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.

(10) On 2/8/00, a merger and reorganization was approved that combined the as-sets of the fund with a similar fund of the Templeton International Equity Fund, effective 5/01/00. The shareholders of that fund approved new man-agement fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's ex-penses after 5/1/00 would be estimated as: Management Fees 0.65%, Distri-bution and Service Fees 0.25%, Other Expenses 0.20% and Total Fund Operat-ing Expenses 1.10%.

Examples
(expenses of the subaccounts and of the funds):

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                             1 year     3 years
-------------------------------------------------------------------------------
AFIS Global Small Capitalization Fund                          27          84
-------------------------------------------------------------------------------
AFIS Growth Fund                                               23          72
-------------------------------------------------------------------------------
AFIS Growth-Income Fund                                        23          70
-------------------------------------------------------------------------------
AFIS International Fund                                        25          78
-------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                             24          74
-------------------------------------------------------------------------------
AIM V.I. Growth Fund                                           24          74
-------------------------------------------------------------------------------
AIM V.I. International Equity Fund                             27          81
-------------------------------------------------------------------------------
AIM V.I. Value Fund                                            24          75
-------------------------------------------------------------------------------
Alliance Growth and Income Portfolio                           27          81
-------------------------------------------------------------------------------
Alliance Growth Portfolio                                      28          86
-------------------------------------------------------------------------------
Alliance Premier Growth Portfolio                              30          91
-------------------------------------------------------------------------------
Alliance Technology Portfolio                                  29          88
-------------------------------------------------------------------------------
Delaware Premium Emerging Markets Series                       33         101
-------------------------------------------------------------------------------
Delaware Premium Growth and Income Series                      25          78
-------------------------------------------------------------------------------
Delaware Premium High Yield Series (formerly Delchester)       26          78
-------------------------------------------------------------------------------
Delaware Premium REIT Series                                   27          82
-------------------------------------------------------------------------------
Delaware Premium Select Growth Series                          26          81
-------------------------------------------------------------------------------
Delaware Premium Small Cap Value Series                        27          82
-------------------------------------------------------------------------------
Delaware Premium Social Awareness Series                       27          82
-------------------------------------------------------------------------------
Delaware Premium Trend Series                                  27          81
-------------------------------------------------------------------------------
Deutsche VIT Equity 500 Index Fund                             20          61
-------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                           25          77
-------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio                                  26          80
-------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio                                26          81
-------------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities Portfolio                28          87
-------------------------------------------------------------------------------
Franklin Mutual Shares Securities Fund                         27          84
-------------------------------------------------------------------------------
Franklin Small Cap Securities Fund                             27          84
-------------------------------------------------------------------------------
Liberty Variable Trust Newport Tiger Fund                      29          89
-------------------------------------------------------------------------------
Lincoln National Bond Fund                                     22          68
-------------------------------------------------------------------------------
Lincoln National Money Market Fund                             23          70
-------------------------------------------------------------------------------
MFS Variable Trust Emerging Growth Series                      27          84
-------------------------------------------------------------------------------
MFS Variable Trust Research Series                             27          84
-------------------------------------------------------------------------------
MFS Variable Trust Total Return Series                         28          85
-------------------------------------------------------------------------------
MFS Variable Trust Utilities Series                            28          86
-------------------------------------------------------------------------------
Templeton Growth Securities Fund (formerly Global Growth)      28          86
-------------------------------------------------------------------------------
Templeton International Securities Fund                        28          86
-------------------------------------------------------------------------------

We provide this example to help you understand the direct and indirect costs and expenses of the contract.

For more information, see Charges and other deductions in this Prospectus, and Management and Organization in the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. This example should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary

What kind of contract am I buying? It is an individual variable and/or market value adjusted annuity contract between you and LNY. This Prospectus describes the variable side of the contract. See The contracts.

What is the variable annuity account (VAA)? It is a separate account we estab-lished under New York insurance law, and registered with the SEC as a unit in-vestment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LNY may conduct. See Variable annuity account.

What are my investment choices? Based upon your instruction, the VAA applies your purchase payments to buy shares in one or more of the investment options. See Investments of the variable annuity account and Description of the funds.

Who invests my money? Several different investment advisors manage the invest-ment options. See Investments of the variable annuity account and Investment advisor.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive retirement income payments, your accumulation units are converted to annuity units. Your retirement income payments will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The contracts.

What charges do I pay under the contract? We will deduct any applicable pre-mium tax from purchase payments or contract value at the time the tax is in-curred or at another time we choose.

We apply an annual charge totaling 1.65% to the daily net asset value of the VAA. This charge includes 0.15% as an administrative charge and 1.50% as a mortality and expense risk charge. See Charges and other deductions.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The con-tracts--Purchase payments.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving retirement income payments from your contract as a fixed option or variable option or a combination of both. See Annuity options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? Your beneficiary will receive a death benefit called the EGMDB. In the alternative, you may choose to receive a death benefit upon the death of the annuitant. See Death benefit before the annuity commencement date.

May I transfer contract value between variable options and between the fixed side of the contract? Yes, with certain limits. See The contracts--Transfers between subaccounts on or before the annuity commencement date, Transfers af-ter the annuity commencement date and Transfers to and from a fixed account on or before the annuity commencement date.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See Surrenders and withdrawals. A portion of surrender/withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59 1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal tax matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing Office. You assume the risk of any market drop on purchase payments you allocate to the variable side of the con-tract. See Return privilege.

Condensed financial information for the variable annuity account

Because the subaccounts which are available under the contracts did not begin operation before the date of this Prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.

Investment results

At times, the VAA may compare its investment results to various unmanaged in-dices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. See the SAI for further informa-tion.

Financial statements

The statutory-basis financial statements of LNY are located in the Statement of Additional Information (SAI). No financial statements are included for the VAA because as of December 31, 1999, the account had not yet commenced opera-tions. If you would like a free copy of the SAI, complete and mail the en-closed card, or call 1-800-942-5500.

Lincoln Life & Annuity Company of New York

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life in-surance companies in the United States. Lincoln Life is owned by Lincoln Na-tional Corp. (LNC). LNC & Lincoln Life are both organized under Indiana law. LNC's primary businesses are insurance and financial services.

Variable annuity account (VAA)

On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise LNY. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applica-ble annuity contracts, credited to or charged against the VAA. They are cred-ited or charged without regard to any other income, gains or losses of LNY. The VAA satisfies the definition of a separate account under the federal secu-rities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by LNY in addition to the contracts described in this Prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts de-scribed in this Prospectus. These other annuity contracts may have different charges that could affect performance of the subaccount.

Investments of the variable annuity account

You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund of the se-ries. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds.

Investment advisors
The investment advisors of the funds are:

AIM Variable Insurance Funds, Inc. ("AIM V.I. Funds"), managed by A I M Advi-sors, Inc.

Alliance Variable Products Series Fund, managed by Alliance Capital Manage-ment, L.P.

American Funds Insurance Series, managed by Capital Research and Management Company.

Delaware Group Premium Fund Inc. ("Delaware Group"), managed by Delaware Man-agement Company. The Social Awareness Series is sub-advised by Vantage Invest-ment Advisors. The REIT Series is sub-advised by Lincoln Investment Manage-ment. The Emerging Markets Series is managed by Delaware International Advis-ers Ltd.

Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust), man-aged by Bankers Trust Company.

Franklin Templeton Variable Insurance Products Trust--Franklin Small Cap is managed by Franklin Advisers, Inc.; Mutual Shares Securities is managed by Franklin Mutual Advisers, LLC; Templeton Growth Securities is managed by Tem-pleton Global Advisors Limited; Templeton International Securities is managed by Templeton Investment Counsel, Inc.

Liberty Variable Investment Trust ("Liberty Variable Trust"), managed by Lib-erty Advisory Series Corp., and sub-advised by Colonial Management Associates, Inc. and Newport Fund Management, Inc.

Lincoln National Bond Fund, Inc., and Lincoln National Money Market Fund, Inc., managed by Lincoln Investment Management, Inc. ("LIM") LIM has informed the funds to which it provides advisory services that it intends to merge into a newly created series of its affili ate, Delaware Management Business Trust, during the second or third quarter of 2000. LIM does not expect the merger to result in any change in the level of advisory services that it currently provides to these funds, although there may be some changes in, and additions to, personnel. See the prospectuses for these funds for more information.

MFS--Variable Insurance Trust ("MFS Variable Trust"), managed by Massachusetts Financial Services Company.

Variable Insurance Products Fund ("Fidelity VIP") and Variable Insurance Prod-ucts Fund III ("Fidelity VIP III"), managed by Fidelity Management & Research Company.

As compensation for their services to the fund, the investment advisors re-ceive a fee from the fund, which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined under the Purchase and Re-demption of Shares, in the prospectuses for the fund.

With respect to a fund, the advisor and/or distributor, or an affiliate there-of, may compensate LNY (or an affiliate) for administrative, distribution, or other services. Some funds may compensate us more than other funds. It is antici-pated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts is-sued or administered by LNY (or an affiliate). As of the date of this Prospec-tus, we were receiving compensation from each fund company except Delaware.

The funds' shares are issued and redeemed only in connection with variable an-nuity contracts and variable life insurance policies (mixed funding) issued through separate accounts of LNY and other life insurance companies (shared funding). The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. Nevertheless, the funds' Boards intend to mon-itor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate ac-counts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

Description of the funds
Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund is registered as a diversified, open-end management investment company under the 1940 Act, except for the Del-aware Group REIT Series and Delaware Group Emerging Market Series, which are non- diversified. Diversified means not owning too great a percentage of the securities of any one company. An open-end company is one which, in this case, permits LNY to sell its shares back to the fund when you make a withdrawal, surrender the contract or transfer from one fund to another. Management in-vestment company is the legal term for a mutual fund. These definitions are very general. The precise legal definitions for these terms are contained in the 1940 Act.

Certain funds offered as part of this contract have similar investment objec-tives and policies to other portfolios managed by the advisor. The investment results of the funds, however, may be higher or lower than the other portfo-lios that are managed by the advisor or sub-advisor. There can be no assur-ance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio man-aged by the advisor or sub-advisor.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current prospectuses for the funds which are included in this booklet. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AFIS Global Small Capitalization Fund: Seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations

AFIS Growth Fund: Seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreci-ation through stocks. Investors in the fund should have a long-term perspec-tive and be able to tolerate potentially wide price fluctuations.

AFIS Growth-Income Fund: Seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securi-ties which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

AFIS International Fund: Seeks to make your investment grow over time by in-vesting primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

AIM V.I. Capital Appreciation Fund: Seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies. The investment advisor will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes as well as those that have experienced above average, long-term growth in earn-ings and have excellent prospects for future growth.

AIM V.I. Growth Fund: Seeks growth of capital primarily by investing in sea-soned and better capitalized companies considered to have strong earnings mo-mentum.

AIM V.I. International Equity Fund: Seeks to provide long-term growth of capi-tal by investing in a diversified portfolio of international equities whose issuers are considered to have strong earnings momentum.

AIM V.I. Value Fund: Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to the current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

Alliance Growth and Income Portfolio: Seeks reasonable current income and rea-sonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio also may invest in fixed-income securi-ties and convertible securities.

Alliance Growth Portfolio: Seeks to provide long-term growth of capital. Cur-rent income is only an incidental consideration. The portfolio invests primar-ily in equity securities of companies with favorable earnings outlooks, which have long-term growth rates that are expected to exceed that of the U.S. econ-omy over time.

Alliance Premier Growth Portfolio: Seeks long-term growth of capital by pursu-ing aggressive investment policies. The portfolio invests predominantly in the equity securities of a limited number of large, carefully selected, high-qual-ity U.S. companies that are judged likely to achieve superior earnings growth.

Alliance Technology Portfolio: Seeks to emphasizes growth of capital and in-vests for capital appreciation. Current income is only an incidental consider-ation. The portfolio may seek income by writing listed call options. The port-folio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

Delaware Premium Emerging Markets Series: Seeks long-term growth by investing primarily in stocks of companies located or operating in emerging or develop-ing countries.

Delaware Premium Growth and Income Series: Seeks the highest possible total return by investing in stocks that exhibit the potential for growth while pro-viding higher than average dividend income.

Delaware Premium High Yield Series (formerly Delchester): Seeks total return and, as a secondary objective, high current income. The series invests in rated and unrated corporate bonds (including high-risk, high-yield bonds com-monly known as junk bonds), foreign bonds, U.S. government securities and com-mercial paper. An investment in this series may involve greater risks than an investment in a portfolio comprised primarily of investment-grade bonds.

Delaware Premium REIT Series: Seeks to achieve maximum long-term total return by investing primarily in the securities of real estate investment trusts and real estate operating companies.

Delaware Premium Select Growth Series: Seeks long-term capital appreciation by primarily investing in common stocks of companies that have the potential for high earnings growth. Companies of any size are considered, as long as they are larger than $300 million in market capitalization.

Delaware Premium Small Cap Value Series: Seeks growth by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

Delaware Premium Social Awareness Series: Seeks long-term growth by investing in stocks of mid-size and large companies expected to grow over time that also meet certain criteria of social responsibility.

Delaware Premium Trend Series: Seeks long-term growth by investing primarily in stocks of small companies and convertible securities of emerging and other growth-oriented companies.

Deutsche VIT Equity 500 Index Fund: Seeks to match the performance of the stock market as represented by Standard & Poor's 500 Index, before fund ex-penses.

Fidelity VIP Equity-Income Portfolio: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capi-tal appreciation, seeking a yield that exceeds the composite yield on the se-curities comprising the Standard and Poor's 500 Index (S&P 500).

Fidelity VIP Growth Portfolio: Seeks long-term capital appreciation. The port-folio normally purchases common stocks.

Fidelity VIP Overseas Portfolio: Seeks long-term growth of capital by invest-ing primarily in foreign securities.

Fidelity VIP III Growth Opportunities Portfolio: Seeks capital growth by in-vesting primarily in common stocks.

Franklin Mutual Shares Securities Fund: Seeks capital appreciation with income as a secondary goal. It invests primarily in equity securities of companies that the manager believes are available at market prices less than their ac-tual value based on certain recognized or objective criteria.

Franklin Small Cap Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities of U.S. small cap growth companies. Small cap companies are generally those with market cap values of less than $1.5 billion at time of purchase.

Liberty Variable Trust Newport Tiger Fund: Seeks capital growth by investing primarily in the stocks of high quality international companies located in the nine "Tigers" of Asia: Hong Kong, China, Singapore, Malaysia, Thailand, Indo-nesia, the Philippines, South Korea and Taiwan.

Lincoln National Bond Fund: Seeks maximum current income consistent with pru-dent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

Lincoln National Money Market Fund: Seeks maximum current income consistent with the preservation of capital. The fund invests in short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.

MFS Variable Trust Emerging Growth Series: Seeks to provide long-term growth by investing primarily in the common stocks of companies the managers believe are in the early stages of their life cycle but which have the potential to become major enterprises.

MFS Variable Trust Research Series: Seeks long-term growth and future income by investing primarily in equity companies believed to possess better than av-erage prospects for long-term growth. A committee of investment research ana-lysts selects the securities for the fund, with individual analysts responsi-ble for choosing securities within an assigned industry.

MFS Variable Trust Total Return Series: Seeks to provide above-average income consistent with the prudent employment of capital and to provide a reasonable opportunity for capital growth and income. The fund invests in a broad range of securities, including short-term obligations, and may be diversified not only by company and industry, but also by security type.

MFS Variable Trust Utilities Series: Seeks capital growth and current income by investing the majority of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

Templeton Growth Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities of companies in various nations throughout the world, including the U.S. and emerging markets.

Templeton International Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities of companies outside the United States, including emerging markets.

Sale of fund shares by the series
We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to LNY, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

Reinvestment of dividends and capital gain distributions
All dividend and capital gain distributions of the funds are automatically re-invested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, deletion or substitution of investments
We reserve the right, within the law, to add, delete and substitute series and/or funds within the VAA. We may also add, delete, or substitute series or funds only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners. This substitution might occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inap-propriate, in the judgment of our management, for the purposes of the con-tract. We cannot substitute shares of one fund for another without the ap-proval by the SEC. We will also notify you.

Charges and other deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our ad-ministrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing and automatic withdrawal services), maintaining records, administering annuity payouts, furnishing accounting and valuation services (including the calcula-tion and monitoring of daily subaccount values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone fund transfer services. The risks we assume include: the risk that annuitants receiving annuity payouts under the contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that death benefits paid under the EGMDB will exceed the actual contract value; and the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge.

Deductions from the VAA for Lincoln ChoicePlus Access
We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.65% of the daily net asset value. The charge consists of a 0.15% ad-ministrative charge and a 1.50% mortality and expense risk charge.

Rider charges
A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. See the rider for any applicable fee or expense.

Deductions for premium taxes
Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes gen-erally depend upon the law of your state of residence. The tax ranges from zero to 3.5%. Currently there is no premium tax levied for New York residents.

Other charges and deductions
There are deductions from and expenses paid out of the assets of the under-lying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse LNY for certain expenses incurred in connection with certain administrative and dis-tribution support services provided to the funds.

Additional information
The administrative charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative ex-penses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower dis-tribution and administrative expenses may be the result of economies associ-ated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to de-posits on behalf of its employees or (4) any other circumstances which reduce distribution or administrative expenses. The exact amount of administrative charges applicable to a particular contract will be stated in that contract.

The contract

Purchase of contract
The contract is available in New York. If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The com-pleted application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our le-gally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for process-ing a purchase order is received, an initial purchase payment will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is com-plete, the initial purchase payment must be priced within two business days.

Who can invest
To apply for a contract, you must be of legal age in New York where the con-tracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The contractowner, joint owner and annuitant cannot be older than age 89.

Purchase payments
Purchase payments are payable to us at a frequency and in an amount selected by you in the application. You may change the amount and/or frequency of pur-chase payments at any time. The minimum initial purchase payment is $25,000. The minimum annual amount for additional purchase payments is $300. The mini-mum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $2 mil-lion for an owner or $1 million for each joint owner without LNY approval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by the New York's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, maturity date or the payment of any death benefit, whichever comes first.

Valuation date
Accumulation and annuity units will be valued once daily at the close of trad-ing (currently, normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.

Allocation of purchase payments
Purchase payments allocated to the VAA accounts are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund, according to your instructions.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. Upon allocation to a subaccount, purchase payments are con-verted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our home office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valua-tion date. The number of accumulation units determined in this way is not changed by any subsequent change in the value of an accumulation unit. Howev-er, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of accumulation units
Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing each purchase payment by the value of an accumulation unit for the valuation period during which the purchase payment is allocated to the VAA. The accumulation unit value for each subaccount was or will be es-tablished at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

(1) The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the be-ginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valua-tion period; minus

(2) The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period.

Transfers between subaccounts on or before the annuity commencement date
You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. There is no charge for a transfer. Transfers are limited to twelve (12) per contract year unless otherwise authorized by LNY. This limit does not apply to transfers made under a dollar cost averaging, portfolio rebalancing, or cross-reinvestment program elected on forms available from us. (The SAI contains more information about these programs.)

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer may be made by writing to our servicing office or, if a Telephone Exchange Authorization form (available from us) is on file with us, by a toll-free telephone call or by the LNY internet site. In order to prevent unautho-rized or fraudulent telephone transfers, we may require the caller to provide certain identifying information before we will act upon his or her instruc-tions. We may also assign the contractowner a Personal Identification Number
(PIN) to serve as identification. We will not be liable for following tele-phone instructions we reasonably believe are genuine. Telephone requests may be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date. Telephone transfers will be processed on the valuation date that they are received when they are received at our customer service center before 4 p.m. New York time.

When thinking about a transfer of contract value, you should consider the in-herent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. LNY may allow more than twelve transfers in any contract year. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the subaccounts, and should LNY become aware of such disruptive practices, LNY may refuse to permit such transfers.

Payment or transfer may be delayed as permitted by the 1940 Act.

Transfers to and from a fixed account on or before the annuity commencement date

You may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restrictions: (1) the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and (2) the minimum amount which can be transferred is $300 or the amount in the fixed account.

There is no charge to you for a transfer. However, transfers are limited to twelve times per contract year unless otherwise authorized by LNY. Transfers made as part of an automatic transfer program (such as a DCA program) will not be counted against those twelve transfers. Transfers of all or a portion of a fixed account (other than dollar cost averaging) may be subject to a market value adjustment.

Payment or transfer may be delayed as permitted by the 1940 Act.

Transfers after the annuity commencement date
You may transfer all or a portion of your investment in one subaccount to an-other subaccount or to the fixed side of the contract. Those transfers will be limited to three times per contract year. Currently, there is no charge for these transfers. However, we reserve the right to impose a charge. You may also transfer from a variable annuity payment to a fixed annuity payment. No transfers are allowed from the fixed side of the contract to the subaccounts.

Death benefit before the annuity commencement date
You may designate a beneficiary during your lifetime and change the benefi-ciary by filing a written request with our servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the bene-ficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. Upon the death of an annuitant who is not the contractowner or joint owner, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). If the contractowner is a corporation or other non-individual (non-natural person), the death of the an-nuitant will be treated as death of the contractowner. Death benefits are tax-able. See Federal tax matters.

If the death occurs before the annuity commencement date, the enhanced guaran-teed minimum death benefit (EGMDB) paid will be the greatest of: (1) the con-tract value as of the day on which LNY approves the payment of the claim; (2) the sum of all purchase payments decreased proportionally by all withdrawals, partial annuitizations and premium tax incurred, if any; or (3) the highest contract value which the contract attains on any contract anniversary date (including the inception date) on ages up to, and including, the deceased's age 80. The highest contract value is increased by purchase payments and is decreased proportionally by partial withdrawals, partial annuitizations, and any premium taxes incurred subsequent to the anniversary date on which the highest contract value is obtained.

If there are joint owners, upon the death of the first contractowner, LNY will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, LNY will pay a death benefit to the designated beneficiary(s).

Upon the death of a contractowner, joint owner or annuitant, if the surviving spouse continues the contract, any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value will be credited to the contract. This provision ap-plies only one time for each contract.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alterna-tively, a contractowner may elect a death benefit payable to the contractowner (and joint owner, if applicable, in equal shares) if the annuitant named on this contract has not been changed, unless due to the death of a prior annui-tant.

Notification of the election of this death benefit must be received by LNY within 75 days of the death of the annuitant. If no contractowner is living on the date of death of the annuitant, the death benefit will be available to the beneficiary. The contract terminates when any death benefit is paid due to the death of the an-nuitant. A death benefit payable on the death of the annuitant will not be paid if the annuitant has been changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior annuitant.

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as owner.

The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This payment will occur upon receipt of:
(1) proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death of the owner; (2) written authoriza-tion for payment; and (3) our receipt of all required claim forms, fully com-pleted. If the beneficiary is a minor, court documents appointing the guardian/custodian must be submitted.

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal tax matters.

The death benefit payable on the death of the annuitant, will be distributed either in the form of a lump sum settlement or an annuity payout. The annuity payout must be settled within 60 days after LNY has approved the death claim.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the 1940 Act. See Federal tax matters.

Payment will be made in accordance with applicable laws and regulations gov-erning payment of death benefits.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:

1. If any beneficiary dies before the contractowner, that beneficiary's inter-est will go to any other beneficiaries named, according to their respective interests (There are no restrictions on the beneficiary's use of the pro-ceeds.); and/or

2. If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

Unless the contractowner has already selected a settlement option, the benefi-ciary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins re-ceiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending be-yond the beneficiary's life expectancy.

Joint ownership
If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Surrenders and withdrawals
Before the annuity commencement date, we will allow the surrender of the con-tract or a withdrawal of the contract value upon your written request, subject to the rules discussed below.

The amount available upon surrender/withdrawal is the cash surrender value (contract value less any applicable fees and taxes) at the end of the valua-tion period during which the written request for surrender/withdrawal is re-ceived at the Servicing Office. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the general account in the same proportion that the amount of withdrawal bears to the total contract val-ue. Surrenders and withdrawals from the fixed account may be subject to a mar-ket value adjustment. See fixed side of the contract. Unless prohibited, sur-render/ withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this Prospectus. See Federal tax matters.

We may terminate the contract if withdrawals reduce your contract value below $2,000 and purchase payments have stopped for a period of 3 full years.

Delay of payments
Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (except weekends and holidays); (ii) times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect contractowners.

Amendment of contract
We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

Commissions
Commissions are paid to dealers under different commission options. The maxi-mum commission paid as a percentage of each purchase payment is 2.50%, plus ongoing annual compensation of up to 1.00%. Alternate commission schedules are available with lower ini-tial commission amounts based on purchase payments. At times, additional sales incentives (up to an annual continuing 0.10% of contract value) may be pro-vided to dealers maintaining certain sales volume levels. Upon annuitization, the commissions paid to dealers are a maximum of 3.00% of account annuitized and/or an annual continuing commission of up to 1.00% (or up to 1.10% for dealers maintaining certain sales volume levels) of statutory reserves. These commissions are not deducted from purchase payments or contract value; they are paid by us.

Ownership
As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. Non-qualified contracts may not be collater-ally assigned. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assign-ment.

Contractowner questions
The obligations to purchasers under the contracts are those of LNY. Questions about your contract should be directed to us at 1-800-942-5500.

Annuity payouts

When you apply for a contract, you may select any annuity commencement date permitted by law. The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity.

You may elect annuity payouts in monthly, quarterly, semiannual or annual in-stallments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

Annuity options
Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficia-ries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Income with Payouts Guaranteed for Designated Period. This option guaran-tees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts con-tinue during the lifetime of the survivor.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues dur-ing the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two-Thirds Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annu-itant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive. This option fur-ther provides that should one or both of the annuitants dies during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable annuity payouts) equal to the excess, if any, of: (a) the total amount applied under this option divided by the annuity unit value for the date payouts begin, mi-nus (b) the annuity units represented by each payout to the annuitant multi-plied by the number of payouts paid before death. The value of the number of annuity units is computed on the date the death claim is approved for payment by the Servicing Office.

General information
Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death bene-fit to a beneficiary. If you do, the beneficiary cannot change this payout option. At death, options are only available to the extent they are consistent with the requirements of the con-tract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk charge of 1.25% and the charge for administra-tive services of .15% will be assessed on all variable annuity payouts, in-cluding options that may be offered that do not have a life contingency and therefore no mortality risk.

The annuity commencement date must be on or before the annuitant's 90th birth-day. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days be-fore the scheduled annuity commencement date, upon written notice to the Ser-vicing Office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, vari-able or combination fixed and variable basis, in proportion to the account al-locations at the time of annuitization) except when a joint life payout is re-quired by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to your beneficiary as payouts become due.

Variable annuity payouts
Variable annuity payouts will be determined using:

1. The contract value on the annuity commencement date, less any applicable premium taxes;

2. The annuity tables contained in the contract;

3. The annuity option selected; and

4. The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4% or 5% per year, as ap-plied to the applicable mortality table. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to in-crease, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed side of the contract

Purchase payments allocated to the fixed side of the contract become part of LNY's general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department.

In reliance on certain exemptions, exclusions and rules, LNY has not regis-tered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the Investment Company Act of 1940. Accordingly, neither the general ac-count nor any interests in it are regulated under the 1933 Act or the 1940 Act. LNY has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our gen-eral account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only se-lected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an interest rate of not less than 3.0% per year on amounts held in a fixed account. Any amount withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to a MVA. See Market value adjustment below and Charges and other deductions. The market value adjustment will NOT reduce the amount available for a surrender, with-drawal or transfer to an amount less than the initial amount allocated or transferred to a fixed account plus interest of 3.0% per year, less account fees, if any.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE IN LNY'S SOLE DIS-CRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

Guaranteed periods
The owner may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1, 3, 5, 7, or 10 years. LNY may offer a fixed subaccount for a period of less than one year for the purpose of dollar cost averaging. Each purchase payment allocated to a fixed subaccount will start its own guaranteed period and will earn a guar-anteed interest rate. The duration of the guaranteed period affects the guar-anteed interest rate of the fixed subaccount. A fixed subaccount guarantee pe-riod ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaran-teed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts transferred or with-drawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the market value adjustment. Each guaranteed period purchase payment amount will be treated separately for purposes of determining any ap-plicable market value adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable account fees and premium taxes.

LNY will notify the contractowner in writing at least 15 but not more than 45 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previ-ous guaranteed period, unless LNY receives, prior to the end of a guaranteed period, a written election by the contractowner. The written election may re-quest the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by LNY. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limi-tation of twelve transfers per contract year or the additional fixed account transfer restrictions.

Market value adjustment

Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than Dollar Cost Averag-ing transfers) will be subject to a market value adjustment (MVA). A surren-der, withdrawal or transfer effective upon the expiration date of the guaran-teed period will not be subject to an MVA. The MVA will be applied to the amount being surrendered, withdrawn or transferred. In general, the MVA re-flects the relationship between the index rate in effect at the time a pur-chase payment is allocated to a fixed subaccount's guaranteed period under the contract and the index rate in effect at the time of the purchase payment's surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the index rate at the time of the surrender, withdrawal or transfer is lower than the index rate at the time the purchase payment was allocated, then the application of the MVA will generally result in a higher payment at the time of the surrender, withdrawal or trans-fer. Similarly, if the index rate at the time of surrender, withdrawal or transfer is higher than the index rate at the time of the allocation of the purchase payment, then the application of the MVA will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The index rate is published by the Federal Reserve.

The MVA is calculated by multiplying the transaction amount by:

                                    (1+A)n
                      -1             ----
                                    (1+B)n

where:
A = an Index Rate for a Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

B = an Index Rate (based on the Treasury Constant Maturity Series published by the Federal Reserve) for a Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the time of surrender or transfer, plus a 0.25% adjustment (unless otherwise limited by applicable state law). If Index Rates "A" and "B" are within .25% of each other when the index rate is determined, no such percentage adjustment to "B" will be made, unless required by state law. This adjustment builds into the formula a factor representing direct and indirect costs to LNY associated with liquidating gen-eral account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is antici-pated that a substantial portion of applicable general account portfolio as-sets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surren-ders), the market price may be lower. Accordingly, even if interest rates de-cline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will be no MVA.

N = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the MVA.

Additional adjustments may be included in this calculation that can positively or negatively affect the MVA. The adjustments represent the direct and indi-rect costs LNY can incur due to the liquidation of general account assets in order to satisfy surrender requests.

Federal tax matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes un-certain. The Federal income tax rules may vary with your particular circum-stances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

Taxation of nonqualified annuities
This part of the discussion describes some of the Federal income tax rules ap-plicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax code.

Tax deferral on earnings
The Federal income tax law generally does not tax any increase in your con-tract value until you receive a contract distribution. However, for this gen-eral rule to apply, certain requirements must be satisfied:

 . An individual must own the contract (or the tax law must treat the contract as owned by the individual).

 . The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

 . Your right to choose particular investments for a contract must be limited.

 . The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts not owned by the individual
If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax pur-poses. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earn-ings are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its em-ployees.

Investments in the VAA must be diversified
For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are ade-quately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the un-derlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions
Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract value among subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Age at which annuity payouts begin
Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Fed-eral income tax purposes. In that event, you would be currently taxable on the excess of the contract value over the purchase payments of the contract.

Tax treatment of payments
We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax pur-poses and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation of withdrawals and surrenders
You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordi-nary income than on capital gains. You will pay tax on a surrender to the ex-tent the amount you receive exceeds your purchase payments. In certain circum-stances, your purchase payments are reduced by amounts received from your con-tract that were not included in income.

Taxation of annuity payouts
The tax code imposes tax on a portion of each annuity payout (at ordinary in-come tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount of the purchase payments in the contract has been received, the amount not received generally will be deductible.

Taxation of death benefits
We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

 . Death prior to the annuity commencement date--

 . If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.

 . If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as withdrawal.

 . Death after the annuity commencement date--

 . If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.

 . If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty taxes payable on withdrawals, surrenders, or annuity payouts
The tax code may impose a 10% penalty tax on any distribution from your con-tract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdraw-als, surrenders or annuity payouts that:

 . you receive on or after you reach age 59 1/2,

 . you receive because you became disabled (as defined in the tax law),

 . a beneficiary receives on or after your death, or

 . you receive as a series of substantially equal periodic payments for life (or life expectancy).

Special rules if you own more than one annuity contract
In certain circumstances, you must combine some or all of the nonqualified an-nuity contracts you own in order to determine the amount of an annuity payout, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insur-ance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one con-tract could affect the amount of a surrender, withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described above.

Loans and assignments
Except for certain qualified contracts, the tax code treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to as-sign or pledge) any portion of your contract value, as a withdrawal of such amount or portion.

Gifting a contract
If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's pur-chase payments in the contract would then be increased to reflect the amount included in income.

Loss of interest deduction
After June 8, 1997, if a contract is issued to a taxpayer that is not an indi-vidual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the contract value. Entities that are considering purchasing a contract, or enti-ties that will benefit from someone else's ownership of a contract, should con-sult a tax advisor.

Qualified retirement plans
We also designed the contracts for use in connection with certain types of re-tirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "quali-fied contracts." We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than gen-eral information about 1use of the contract with various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax advisor.

Types of qualified contracts and terms of contracts
Currently, we issue contracts in connection with the following types of quali-fied plans:

 . Individual Retirement Accounts and Annuities ("Traditional IRAs")

We currently do not but may, in the future, subject to the approval of the New York Superintendent of Insurance, issue contracts in connection with:

 . Roth IRAs

 . Simplified Employee Pensions ("SEPs")

 . Savings Incentive Matched Plan for Employees ("SIMPLE 401(k) plans")

 . Public School system and tax-exempt organization annuity plans ("403(b) plans")

 . Qualified corporate employee pension and profit sharing plans ("401(a) plans") and qualified annuity plans ("403(a) plans")

 . Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")

 . Deferred compensation plans of state and local governments and tax-exempt or-ganizations ("457 plans").

We will amend contracts to be used with a qualified plan as generally necessary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax treatment of qualified contracts
The Federal income tax rules applicable to qualified plans and qualified con-tracts vary with the type of plan and contract. For example,

 . Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan par-ticipant's specific circumstances, e.g., the participant's compensation.
 . Under most qualified plans, e.g., Traditional IRAs, the annuitant must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

Tax treatment of payments
Federal income tax rules generally include distributions from a qualified con-tract in the recipient's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is included in income since a deduction or exclusion from income was taken for purchase pay-ments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a mini-mum required distribution exceeds the actual distribution from the qualified plan.

Federal penalty taxes payable on distributions
The tax code may impose a 10% penalty tax on the amount received from the qual-ified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary de-pending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or annuity payout:

 . received on or after the annuitant reaches age 59 1/2, . received on or after the annuitant's death or because of the annuitant's dis-
  ability (as defined in the tax law),
 . received as a series of substantially equal periodic payments for the annuitant's life (or life expectancy), or . received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific re-quirements of the exception may vary.

Transfers and direct rollovers
In many circumstances, money may be moved between qualified contracts and qual-ified plans by means of a rollover or transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suf-fer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified advisor should always be con-sulted before you move or attempt to move funds between any qualified plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans and contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or section 457 plans.) The direct rollover rules require that Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.

The EGMDB and IRAs
Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the EGMDB from being pro-vided under the contracts when we issue the contract as Traditional IRAs or Roth IRAs. However, the law is unclear and it is possible that the presence of the EGMDB under a contract issued as a Traditional IRA or Roth IRA could re-sult in increased taxes to you.

Federal income tax withholding
We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or annuity payout is requested, we will give the recipient an explanation of the withholding requirements.

Tax status of Lincoln Life & Annuity Company of New York
Under existing Federal income tax laws, LNY does not pay tax on investment in-come and realized capital gains of the VAA. LNY does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Fed-eral income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in law
The above discussion is based on the tax code, IRS regulations and interpreta-tions existing on the date of this Prospectus. However, Congress, The IRS and the courts may modify these authorities, sometimes retroactively.

Voting rights

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the in-structions of contractowners who have interests in any subaccounts which in-vest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a re-sult we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by ap-plying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting inter-est in a subaccount will receive proxy voting material, reports and other ma-terials relating to the fund. Since the fund engages in shared funding, other persons or entities besides LNY may vote fund shares. See Sale of fund shares by the series.

Distribution of the contracts

Lincoln Financial Advisors Corporation ("LFA"), an Indiana corporation regis-tered with the Securities and Exchange Commission as a broker-dealer, is the distributor and principal underwriter of the contracts. Under an agreement with LFA, Delaware Distributors, L.P. ("DDLP") will act as wholesaler and will assist LFA in forming the selling group. DDLP will also perform certain enu-merated marketing and ancillary functions in support of the selling group. The contracts will be sold by LFA registered representatives and by properly li-censed registered representatives of independent broker-dealers which in turn have selling agreements with LFA and have been licensed by state insurance de-partments to represent us. LNY will offer the contracts in New York only.

Return privilege

Within the 10 day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing Office at P.O. Box 7866, 1300 South Clinton Street, Fort Wayne, In-diana, 46801. A contract canceled under this provision will be void. With re-spect to the fixed portion of a contract and the VAA, we will return the con-tract value as of the date of receipt of the cancellation, plus any premium taxes which had been deducted. No market value adjustment will apply. A pur-chaser who participates in the VAA is subject to the risk of a market loss during the free-look period.

State regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is con-ducted by that Department at least every five years.


Records and reports

As presently required by the 1940 Act and applicable regulations, we are re-sponsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semiannually after the first contract year, reports containing infor-mation required by that Act or any other applicable law or regulation. Adminis-tration services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of LNY under the contracts.

Other information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further informa-tion about the VAA, LNY and the contracts offered. Statements in this Prospec-tus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our adver-tisements. Companies that belong to IMSA subscribe to a set of ethical stan-dards covering the various aspects of sales and services for individually sold life insurance and annuities.

Statement of additional information table of contents for Separate Account N

Item
-------------------------------------------
General information and history of LNY  B-2
-------------------------------------------
Special terms                           B-2
-------------------------------------------
Services                                B-2
-------------------------------------------
Principal underwriter                   B-2
-------------------------------------------
Purchase of securities being offered    B-2

For a free copy of the SAI please see page one of this booklet.

Item
--------------------------------------
Calculation of investment results  B-2
--------------------------------------
Annuity payouts                    B-6
--------------------------------------
Advertising and sales literature   B-7
--------------------------------------
Financial statements               B-9

 ................................................................................

Please send me a free copy of the current Statement of Additional Information for Lincoln New York Separate Account N for Variable Annuities (ChoicePlus Access).

                                (Please Print)


Name                                   Social Security No.
    -----------------------------------                   ----------------------

Address
       -------------------------------------------------------------------------

City                                 State                  Zip
    --------------------------------      -----------------    -----------------

Mail to Lincoln National Life Insurance Company, P.O. Box 7866, Fort Wayne, Indiana 46801

Lincoln ChoicePlus Access

Lincoln New York Separate Account N for Variable Annuities (Registrant)

Lincoln Life & Annuity Company of New York (Depositor)

Statement of Additional Information (SAI)

This Statement of Additional Information should be read in conjunction with the Lincoln ChoicePlus Access Prospectus of Lincoln New York Separate Account
N for Variable Annuities dated      , 2000.
You may obtain a copy of the Lincoln ChoicePlus Access Prospectus on request and without charge.
Please write Lincoln Life & Annuity Company of New York, P.O. Box 7866, Fort Wayne, Indiana 46801 or call 1-888-868-2583.

Table of Contents

Item                                  Page
------------------------------------------
General information and history
of LNY                                B-2
------------------------------------------
Special terms                         B-2
------------------------------------------
Services                              B-2
------------------------------------------
Principal underwriter                 B-2
------------------------------------------
Purchase of securities being offered  B-2
------------------------------------------

Item                               Page

Calculation of investment results  B-2

Annuity payouts                    B-6

Advertising and sales literature   B-7

Financial statements               B-9





This SAI is not a Prospectus.

The date of this SAI is      , 2000.

General information and
history of Lincoln Life & Annuity Company of New York ("LNY")

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life in-surance companies in the United States. Lincoln Life is owned by Lincoln Na-tional Corp. (LNC). LNC and Lincoln Life are organized under Indiana law. LNC's primary businesses are insurance and financial services.

Special terms

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term, valuation date, the New York Stock Exchange (Ex-change) is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, President's Day, Good Friday, Memorial Day, In-dependence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday.

Services

Independent auditors
The statutory-basis financial statements of LNY appearing in this SAI and Reg-istration Statement have been audited by Ernst & Young LLP, independent audi-tors, as set forth in their report also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

Keeper of records
All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by LNY or by third parties responsible to LNY. We have entered into an agreement with the Delaware Management Compa-ny, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LNY for this service. Administrative services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of LNY under the contracts.

Principal underwriter

Lincoln Financial Advisors Corporation ("LFA"), an Indiana corporation regis-tered with the Securities and Exchange Commission as a broker-dealer, is the principal underwriter for the contracts, which are offered continuously. Dela-ware Distributors, L.P. will perform certain marketing and other ancillary functions as described in the Prospectus.

Sales charges and exchange privileges under the contracts are described in the Prospectus.

Purchase of securities being offered

The variable annuity contracts are offered to the public through licensed in-surance agents who specialize in selling LNY products; through independent in-surance brokers; and through certain securities brokers/dealers selected by LNY whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers.

Both before and after the annuity commencement date, there are exchange privi-leges between subaccounts, and from the VAA to the general account subject to restrictions set out in the Prospectus. See The contracts, in the Prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Calculation of investment results

The paragraphs set forth below describe performance information for the VAA and the subaccounts calculated in several different ways.

Money Market Fund Subaccount:
At times the VAA may advertise the Money Market subaccount's yield. The yield refers to the income generated by an investment in the subaccount over a sev-en-day period. This income is then annualized. The process of annualizing, re-sults when the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The yield figure is based on historical earnings and is not intended to indicate future performance.

The seven-day yield for the Lincoln National Money Market Fund subaccount is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 1999); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the fac-tor of

365/7. This yield includes all deductions charged to the contractowner's ac-count, and excludes any realized gains and losses from the sale of securities.

Standard investment results:
Standard performance is based on a formula to calculate performance that is prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in any marketing material that discusses the performance of the VAA and the subaccounts. This information represents past performance and does not indicate or represent future performance.

Because the VAA had not yet begun operations as of December 31, 1999, standard performance information is not yet available.

Average annual return for each period is determined by finding the average an-nual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula:

                                 P(1+T)n = ERV

Where:P = a hypothetical initial purchase payment of $1,000
    T = average annual total return for the period in question
    N = number of years

    ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 purchase payment made at the beginning of the 1-year, 5-year, or 10-year period in question (or fractional period there-of)

The formula assumes that: (1) all recurring fees have been charged to the contractowner accounts; (2) all applicable non-recurring charges (including any surrender charges) are deducted at the end of the period in question; and
(3) there will be a complete redemption upon the anniversary of the 1-year, 5-year, or 10-year period in question.

In accordance with SEC guidelines, we will report standard performance back to the first date that the fund became available in the VAA. Because standard performance reporting periods of less than one year could be misleading, we may report "N/A's" for standard performance until one year after the option became available in the separate account.

Non-standard investment results:
The VAA may report its results over various periods--daily, monthly, three-month, six-month, year-to-date, yearly (fiscal year), three, five, ten years or more and lifetime--and compare its results to indices and other variable annuities in sales materials including advertisements, brochures and reports. Performance information for the periods prior to the date that a fund became available in the VAA will be calculated based on (1) the performance of the fund adjusted for contract charges (ie: mortality and expense risk fees, any applicable administrative charges, and the management and other expenses of the fund) and (2) the assumption that the subaccounts were in existence for the same periods as indicated for the fund. It may or may not reflect charges for any riders that were in effect during the time periods shown. This perfor-mance is referred to as non-standardized performance data. Such results may be computed on a cumulative and/or annualized basis. We may also report perfor-mance assuming you deposited $10,000 into a subaccount at inception of the un-derlying fund or 10 years ago (whichever is less). This non-standard perfor-mance may be shown as a graph illustrating how that deposit would have in-creased or decreased in value over time based on the performance of the under-lying fund adjusted for contract charges. This information represents past performance and does not indicate or represent future performance. The invest-ment return and value of a contract will fluctuate so that contractowner's in-vestment may be worth more or less than the original investment.

Cumulative quotations are arrived at by calculating the change in accumulation unit value between the first and last day of the base period being measured, and expressing the difference as a percentage of the unit value at the begin-ning of the base period. Annualized quotations are arrived at by applying a formula which reflects the level rate of return, which if earned over the en-tire base period, would produce the cumulative return.

Non-Standard Performance Data (adjusted for contract expense charges):
Period Ending December 31, 1999

                                                                                   As if
                YTD With 1-year With 3-year With 5-year With 10-year With Lifetime Commenced
--------------------------------------------------------------------------------------------
AFIS Global
 Small Cap          %          %           %           %           %          %
AFIS Growth
AFIS Growth-
 Income
AFIS
 International
AIM V.I. Cap
 Appreciation
AIM V.I.
 Growth Fund
AIM V.I.
 International
 Equity Fund
AIM V.I. Value
 Equity Fund
Alliance
 Growth
Alliance
 Growth &
 Income
Alliance
 Premier
 Growth
Alliance
 Technology
Delaware
 Emerging
 Markets
 Series
Delaware
 Growth and
 Income Series
Delaware High
 Yield Series
Delaware REIT
 Series
Delaware
 Select Growth
Delaware Small
 Cap Value
 Series
Delaware
 Social
 Awareness
 Series
Delaware Trend
 Series
Deutsche VIT
 Equity 500
 Index Fund
Fidelity VIP
 Equity-Income
 Portfolio
Fidelity VIP
 Growth
 Portfolio
Fidelity VIP
 Overseas
 Portfolio
Fidelity VIP
 III Growth
 Opportunities
 Portfolio
Franklin
 Mutual Shares
Franklin Small
 Cap
Lincoln
 National Bond
 Fund
Lincoln
 National
 Money Market
 Fund
MFS Emerging
 Growth
MFS Research
MFS Total
 Return
MFS Utilities
Newport Tiger
 Fund
Templeton
 Growth
Templeton
 International

Market Value Adjustment

The following example illustrates the
detailed calculations for a $50,000
deposit into the fixed account with a
guaranteed rate of 4.5% for a dura-
tion of five years. The intent of the
example is to show the effect of the
"MVA" and the 3% minimum guarantee
under various interest rates on the
calculation of the cash surrender
(withdrawal) values. Any charges for
optional death benefit risks are not
taken into account in the example.
The effect of the MVA is reflected in
the index rate factor in column (2)
and the minimum 3% guarantee is shown
under column (4) under the "Surrender
Value Calculation". The "Market Value
Adjustment Tables" and "Minimum Value
Calculation" contain the explicit
calculation of the index factors and
the 3% minimum guarantee respective-
ly.


                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

      Single Premium............................... $50,000
      Premium Taxes................................ None
      Withdrawals.................................. None
      Guaranteed Period............................ 5 years
      Guaranteed Interest Rate..................... 4.50%
      Annuity Date................................. Age 70
      Index Rate A................................. 5.00%
      Index Rate B................................. 6.00% End of contract year 1
                                                    5.50% End of contract year 2
                                                    5.00% End of contract year 3
                                                    4.00% End of contract year 4
      Percentage Adjustment to Index Rate B........ 0.25%

                          SURRENDER VALUE CALCULATION

                                                                 (5)
                                       (2)      (3)              Greater
                               (1)     Index    Adjusted (4)     of      (6)       (7)
                               Annuity Rate     Annuity  Minimum (3) &   Surrender Surrender
      Contract Year            Value   Factor   Value    Value   (4)     Charge    Value
      -------------            ------- -------- -------- ------- ------- --------- ---------
      1....................... $52,250 0.953765 $49,834  $51,500 $51,500  $3,000    $48,500
      2....................... $54,601 0.978874 $53,448  $53,045 $53,448  $3,000    $50,448
      3....................... $57,058 1.000000 $57,058  $54,636 $57,058  $2,500    $54,558
      4....................... $59,626 1.007194 $60,055  $56,275 $60,055  $2,000    $58,055
      5....................... $62,309    NA    $62,309  $57,964 $62,309  $1,500    $60,809

                           ANNUITY VALUE CALCULATION

      Contract Year
      -------------
      1............................................... $50,000 X 1.045 = $52,250
      2............................................... $52,250 X 1.045 = $54,601
      3............................................... $54,601 X 1.045 = $57,058
      4............................................... $57,058 X 1.045 = $59,626
      5............................................... $59,626 X 1.045 = $62,309

                         INDEX RATE FACTOR CALCULATION

                                                              Adj-
                                                  Index Index Index
      Contract Year                               A     B     B     N   Result
      -------------                               ----- ----- ----- --- --------
      1.......................................... 5.00% 6.00% 6.25%  4  0.953765
      2.......................................... 5.00% 5.50% 5.75%  3  0.978874
      3.......................................... 5.00% 5.00% 5.00%  2  1.000000
      4.......................................... 5.00% 4.00% 4.25%  1  1.007194
      5.......................................... 5.00%  N/A   N/A  N/A   N/A

                           MINIMUM VALUE CALCULATION

      Contract Year
      -------------
      1................................................ $50,000 X 1.03 = $51,500
      2................................................ $51,500 X 1.03 = $53,045
      3................................................ $53,045 X 1.03 = $54,636
      4................................................ $54,636 X 1.03 = $56,275
      5................................................ $56,275 X 1.03 = $57,964

Annuity payouts

Variable annuity payouts
Variable annuity payouts will be determined on the basis of: (1) the dollar value of the contract on the annuity commencement date less any applicable premium tax; (2) the annuity tables contained in the contract; (3) the type of annuity option selected; and (4) the investment results of the fund(s) select-ed. In order to determine the amount of variable annuity payouts, LNY makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of annuity units based on the amount of the first payout; and third, it calculates the value of the annuity units each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the con-tract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity pay-out will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on an Individual Annuity Mortality Table on file with the New York Superintendent of Insurance, with an assumed invest-ment return at the rate of 3%, 4% or 5% per annum. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the con-tract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity se-lected and the age of the annuitant at the annuity commencement date. The as-sumed interest rate stated above is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed rate, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or in-crease more slowly.

LNY will use sex distinct annuity tables in the contracts, except for those contracts associated with employer sponsored plans and where prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appro-priate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at an arbi-trary dollar amount. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:

(a) The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and

(b) A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Proof of age, sex and survival
LNY may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Advertising and sales
literature

As set forth in the Prospectus, LNY may refer to the following organizations (and others) in its marketing materials:

A.M. Best's Rating System is designed to evaluate the various factors affect-ing the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantita-tive and qualitative review of each company. A.M. Best also provides certain rankings, to which LNY intends to refer.

Duff & Phelps insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed insurance companies, both mutual and stock.

EAFE Index is prepared by Morgan Stanley Capital International (MSCI). It mea-sures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international di-versification representing over 1,000 companies across 20 different countries.

Lipper Variable Insurance Products Performance Analysis Service is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, includ-ing reports on performance and portfolio analysis, fee and expense analysis.

Moody's insurance financial strength rating is an opinion of an insurance company's financial strength and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

Morningstar is an independent financial publisher offering comprehensive sta-tistical and analytical coverage of open-end and closed-end funds and variable annuities.

Standard & Poor's insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

Vards (Variable Annuity Research and Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable con-tracts.

Standard & Poor's 500 Index -- A broad-based measurement of U.S. stock-market performance based on the weighted average performance of 500 common stocks of leading company's and leading industries; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

NASDAQ-OTC Price Index -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value- weighted and was introduced with a base of 100.00 on February 5, 1971.

Dow Jones Industrial Average (DJIA) -- price-weighted average of 30 actively traded blue chip stocks, primarily industrials but currently including Ameri-can Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

Russell 1000 Index--Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

Russell 2000 Index--Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3,000 of the largest U.S. companies.

Lehman Brothers Aggregate Bond Index--Composed of securities from Lehman Brothers Government/Corpo-rate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by mar-ket capitalization.

Lehman Brothers Government/Corporate Bond Index -- This is a measurement of the movement of approximately 4,200 corporate, publicly traded, fixed-rate, nonconvertible, domestic debt securities, as well as the domestic debt securi-ties issued by the U.S. government or its agencies.

Lehman Brothers Government Intermediate Bond Index-- Composed of all bonds covered by the Lehman Brothers Government Bond Index (all publicly issued, nonconvertible, domestic debt of the U.S. government or any agency thereof, quasi-federal corporations, or corporate debt guaranteed by the U.S. govern-
ment) with maturities between one and 9.99 years.

Merrill Lynch High Yield Master Index -- This is an index of high yield debt securities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than in-vestment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Is-sues must be in the form of publicly placed nonconvertible, coupon-bearing U.S. domestic debt and must carry a term to maturity of at least one year.

Morgan Stanley Emerging Markets Free Index -- A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.

Morgan Stanley World Capital International World Index -- A market capitaliza-tion weighted index composed of companies representative of the market struc-ture of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.

Morgan Stanley Pacific Basin (Ex-Japan) Index -- An arithmetic, market value-weighted average of the performance of securities listed on the stock ex-changes of the following Pacific Basin Countries: Australia, Hong Kong, Malay-sia, New Zealand and Singapore.

Nareit Equity Reit Index -- All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Ex-change, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.

Salomon Brothers World Government Bond (Non US) Index -- A market capitaliza-tion weighted index consisting of government bond markets of the following 13 countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Ita-ly, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.

Salomon Brothers 90 Day Treasury-Bill Index -- Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecu-tive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.

Standard and Poor's Index (S&P 400) -- Consists of 400 domestic stocks chosen for market size, liquidity, and industry representations.

Standard and Poor's Utilities Index -- The utility index is one of several in-dustry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.

In its advertisements and other sales literature for the VAA and the funds, LNY intends to illustrate the advantages of the contracts in a number of ways:

Compound Interest Illustrations. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed ac-count; and the compounding effect when a client makes regular deposits to his or her contract.

Internet. An electronic communications network which may be used to provide information regarding LNY, performance of the subaccounts and advertisement literature.

Dollar-Cost Averaging. (DCA) -- You may systematically transfer on a monthly basis amounts from the DCA fixed account or certain variable subaccounts into the variable subaccounts or the fixed side of the contract. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum balance needed to establish the DCA program is $2,000. DCA transfers can take place over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the annu-ity commencement date; (2) the value of the amount being DCA'd is depleted; or
(3) you cancel the program by written request or by telephone if we have your telephone authorization on file. If you have cancelled the DCA program prior to the end of the selected DCA period, any remaining contract value in the DCA holding account within the fixed account will automatically be transferred to the variable subaccounts selected by you. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss. If the DCA program is in ef-fect, you may not participate in the Automatic Withdrawal Service, cross-rein-vestment service, or portfolio rebalancing.

Automatic Withdrawal Service. (AWS) -- AWS provides an automatic, periodic withdrawal of contract value to you. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to our Servicing Office. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to our Servicing Office. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the code for qualified plans or per-mitted under Section 72 for non-qualified contracts. Currently, there is no charge for this service. However, we reserve the right to impose one. If a charge is imposed, it will not exceed $25 per transaction or 2% of the amount withdrawn, whichever is less. We reserve the right to discontinue this service at any time. If the AWS program is in effect, you may not participate in the DCA program, cross-reinvestment service, or portfolio rebalancing.

Cross-reinvestment service -- Under this option, account value in a designated variable subaccount or the fixed side of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) or the fixed side of the contract at specific intervals. You may elect to participate in cross-reinvestment at the time of application or at any time before the annuity commencement date by sending a written request to our servicing office or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross-reinvestment will continue until we receive authoriza-tion to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000 and the minimum amount transferred is $50.00. Currently, there is no charge for this service. However, we reserve the right to impose one. A trans-fer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. We reserve the right to discontinue this service at any time. This program is not available if you are utilizing an automatic deposit feature. Also you may not use the DCA program, the AWS or portfolio rebalancing, if you are using this cross-reinvestment service.

Portfolio rebalancing -- Portfolio Rebalancing is an option which, if elected by the contractowner, restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount (e.g., 20% Money Market, 50% Growth, 30% Utilities). This predetermined level will be the allo-cation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a request to LNY.

If the portfolio rebalancing is elected, all purchase payments allocated to the variable accounts subaccounts must be subject to portfolio rebalancing.

Portfolio rebalancing may take place on either a monthly, quarterly, semi-an-nual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable account subaccount transfers ex-ecuted outside of the portfolio rebalancing option will terminate the portfo-lio rebalancing option. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable account subaccount may also cause termination of the portfolio rebalancing option. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing option or re-enroll at any time by calling or writing LNY.

The portfolio rebalancing program is not available following the annuity com-mencement date. Currently, there is no charge for this service. However, we reserve the right to impose one. This program is not available if you are utilizing the DCA program, AWS, or cross-reinvestment service.

Lincoln Financial Group

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Fi-nancial Group has consolidated assets of over $103 billion and annual consoli-dated revenues of $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and financial planning and advisory services.

LNY's customers. Sales literature for the VAA and the series' funds may refer to the number of employers and the number of individual annuity clients which LNY serves. As of the date of this SAI, LNY was serving over 400 employer con-tracts and more than 149,000 individuals.

LNY's assets, size. LNY may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its as-sets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at year-end 1999 LNY had statutory admitted assets of almost $2.3 billion.

Financial Statements
[TO BE FILED BY AMENDMENT.]

LINCOLN NEW YORK SEPARATE ACCOUNT N FOR VARIABLE ANNUITIES

                      REGISTRATION STATEMENT ON FORM N-4

                          PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits

  (a) List of Financial Statements

      1. Part A The Table of Condensed Financial Information will be included in Part A of this Registration Statement when available.

      2. Part B The Financial Statements for the Variable Account will be included in Part B of this Registration Statement when available.

      3. Part B The following Statutory-Basis Financial Statements of Lincoln Life & Annuity Company of New York are included in the SAI: (TO BE FILED BY AMENDMENT)

Balance Sheets Statutory-Basis--December 31, 1999 and 1998

Statements of Operations Statutory-Basis--Years ended December 31, 1999, 1998 and 1997

Statements of Changes in Capital and Surplus Statutory-Basis--Years ended December 31, 1999, 1998 and 1997.

Statements of Cash Flows Statutory-Basis--Years ended December 31, 1999, 1998, and 1997.


Notes to Statutory-Basis Financial Statements--December 31, 1999
Report of Ernst & Young LLP, Independent Auditors

Item 24.                          (Continued)

                (b)  List of Exhibits

(1)(a) Resolution of the Board of Directors and Memorandum authorizing establishment of Account N is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

   (b) Amendment to that Certain Memorandum is incorporated herein by reference to Registration Statement on Form N-4 (333-93875) filed December 30, 1999.

(2)    None.

(3)(a) Amended and Restated Principal Underwriting Agreement--Lincoln Financial Advisors/Lincoln Life & Annuity Company of New York. Incorporated herein by reference to Registration Statement on Form N-4 (333-93875), filed 12-30-99.

   (b) Form of Wholesaling Agreement between Lincoln Life & Annuity Company of New York, Lincoln Financial Advisors, and Delaware Distributors, L.P. is incorporated herein by reference to Registration Statement on Form N-4 (333-93875) filed on April 28, 2000.

   (c) Standard Selling Group Agreement is incorporated herein by reference to Registration Statement on Form N-4 (333-93875) filed on April 28, 2000.

(4)    Form of Variable Annuity Contract.

(5)    Form of Application.

(6) Articles of Incorporation and Bylaws of Lincoln Life & Annuity Company of New York are incorporated herein by reference to Registration Statement on Form N-4 (333-10863) filed on 8/27/96.

(7)    Not applicable.

(8)(a) Form of Service Agreement between Lincoln Life & Annuity Company of New York and Delaware Management Holdings, Inc. is incorporated herein by reference to Registration Statement on Form N-4 (333-93875) filed on April 28, 2000.

   (b) Administrative Services Agreement between Lincoln Life & Annuity Company of New York and Lincoln National Life Insurance Company dated 1-1-98 incorporated herein by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (333-38007) filed on 10/11/99.

   (c) Participation Agreement between Lincoln Life & Annuity Company of New York and AIM Insurance Funds, Inc.

   (d) Participation Agreement between Lincoln Life & Annuity Company of New York and the Capital Research and Management Company. (TO BE FILED BY AMENDMENT.)

   (e) Participation Agreement between Lincoln Life & Annuity Company of New York and the Delaware Funds.

   (f) Participation Agreement between Lincoln Life & Annuity Company of New York and Variable Insurance Products and Fidelity Insurance Funds and Fidelity Distributors Corporation.

   (g) Participation Agreement between Lincoln Life & Annuity Company of New York and Variable Insurance Products Fund II and Fidelity Distributors Corporation.

   (h) Participation Agreement between Lincoln Life & Annuity Company of New York and Variable Insurance Products Fund III and Fidelity Distributors Corporation.

   (i) Participation Agreement between Lincoln Life & Annuity Company of New York and Franklin/Templeton Funds.

   (j) Participation Agreement between Lincoln Life & Annuity Company of New York and MFS Variable Insurance Funds.

   (k) Participation Agreement between Lincoln Life & Annuity Company of New York and Alliance Variable Products Series Fund. (TO BE FILED BY AMENDMENT.)

   (l) Participation Agreement between Lincoln Life & Annuity Company of New York and BT Insurance Funds.

   (m) Form of Participation Agreement between Lincoln Life & Annuity Company of New York and the Liberty Variable Investment Trust Fund is incorporated by reference to Registration Statement on Form N-4 (333-93875) filed April 27, 2000.

   (n) Participation Agreement between Lincoln Life & Annuity Company of New York and the Lincoln National Bond Fund.

   (o) Participation Agreement between Lincoln Life & Annuity Company of New York and the Lincoln National Money Market Fund.

(9) Opinion and consent of Robert O. Sheppard, Counsel of Lincoln Life & Annuity Company of New York as to legality of securities being issued. (TO BE FILED BY AMENDMENT.)

(10) Consent of Ernst & Young LLP, Independent Auditors. (TO BE FILED BY AMENDMENT.)

(11)   Not applicable.

(12)   Not applicable.

(13) Schedule for Computation for Performance Quotations. (TO BE FILED BY AMENDMENT.)

(14)   Not applicable.

(15)   Other Exhibits:
                (a) Organizational Chart of the Lincoln National Insurance Holding Company System
                (b) Books and Records Report is incorporated herein by reference to Registration Statement on Form N-4 (333-93875) filed April 28, 2000.

Item 25.

The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to the Lincoln Life & Annuity Variable Annuity Account H as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

                                             Positions and Officers with Lincoln Life &
Name                                                Annuity Company of New York
----                                         ------------------------------------------
Joanne B. Collins*.......................    President, Treasurer and Director

Troy D. Panning*.........................    Second Vice President and Chief Financial
                                             Officer

Roland C. Baker..........................    Director
    1301 S. Meyers Road
    Oakbrook Terrace, IL 60161

J. Patrick Barrett.......................    Director
    Chairman & CEO
    Carpat Investments
    4605 Watergap
    Manlius, NY 13104

Thomas D. Bell, Jr. .....................    Director
    President & CEO
    Young & Rubicam Advertising
    285 Madison Avenue
    New York, NY 10017

Robert D. Bond** ........................    Director

                    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name                    Positions and Offices with LNY
----                    ------------------------------

Jon A. Boscia***.................................  Director

Kathleen R. Gorman*..............................  Assistant Vice President

John H. Gotta*****...............................  Director

Barbara S. Kowalczyk***..........................  Director

M. Leanne Lachman................................  Director
  Managing Director
  Boston Financial
  437 Madison Avenue - 18th Floor
  New York, NY 10022

Louis G. Marcoccia...............................  Director
  Senior Vice President
  Syracuse University
  Skytop Office Building
  Skytop Road
  Syracuse, NY 13244-5300

John M. Pietruski................................  Director
  One Penn Plaza
  Suite 3408
  New York, NY 10119

Lawrence T. Rowland****..........................  Director

Robert O. Sheppard*..............................  Assistant Vice President

Richard C. Vaughan***............................  Director

C. Suzanne Womack***.............................  Secretary

* Principal business address of each person is 120 Madison Street, 17th Floor, Syracuse, New York 13202.

** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, Indiana 46802.

*** Principal business address of each person is Centre Square, West Tower, 1500 Market St., Suite 3900, Philadelphia, PA 19102.

**** Principal business address of each person is 1700 Magnovox Way, One
     Reinsurance Place, Fort Wayne, Indiana 46804.

*****Principal business address of each person is 350 Church Street, Hartford, CT 06103.

Item 26.

                     PERSONS CONTROLLED BY OR UNDER COMMON
                   CONTROL WITH THE DEPOSITOR OR REGISTRANT

     See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference.


Item 27.

                           NUMBER OF CONTRACT OWNERS

     Not applicable.


Item 28.

                         INDEMNIFICATION--UNDERTAKING

(a)  Brief description of indemnification provisions.

     In general, Article VII, Section 2, of the By-Laws of Lincoln Life & Annuity Co. of NY (LNY) provides that LNY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNY. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of LNY in connection with suits by, or in the rights of LNY.

     Please refer to Article VII of the By-Laws of LNY (Exhibit No. 6(a) hereto) for the full text of the indemnification provisions.
     Indemnification is permitted by, and is subject to the requirements of, New York law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore,unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                       Principal Underwriter

     (a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln New York Separate Account N for Variable Annuities; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; LLANY Separate Account R for Flexible Premium Variable Life Insurance; and LLANY Separate Account S for Flexible Premium Variable Life Insurance.
     (b)  Officers and Directors

            J. Michael Hemp*
            President and Director

            Michael E. McMath*
            Sr. Vice President and Director

            Matthew Lynch*
            Vice President, Chief Finance &
            Admin. Officer and Director

            Richard C. Boyles**
            Second Vice President & Controller

            Jeffrey C. Carleton*
            Vice President

            John M. Behrendt**
            Vice President

            C. Gary Shimmin
            Vice President
            180 N. Stetson Avenue, Ste. 4300
            Chicago, IL 60601

            Janet C. Chrzan***
            Vice President & Treasurer

            Susan J. Scanlon*
            Second Vice President,
            Compliance

            Cynthia A. Rose****
            Secretary

            Gary D. Giller
            Director
            7720 Rivers Edge Drive, Ste. 100
            Columbus, OH 43235


     *      Principal business address: 350 Church Street, Hartford, CT
            06103-1106
     **     Principal business address: 200 East Berry Street, Fort Wayne,
            IN 46802-2706
     *** Principal business address: 1500 Market Street, Suite 3900, Philadelphia, PA 19102-2112
     **** Principal business address: 1300 South Clinton Street, Fort Wayne, IN 46802

(c) Name of Principal Underwriter: Lincoln Financial Advisors, Inc.; Net Underwriting Discounts and Commissions: Not Applicable.

Item 30.  Location of Accounts and Records

Exhibit 15(b) is hereby incorporated herein by reference.

Item 31.  Management Services

Not Applicable.

Item 32

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) Lincoln Life & Annuity Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Syracuse, and State of New York on this 26th day of May, 2000.

                                  Lincoln New York Account N
                                  for Variable Annuities

                                  By: Lincoln Life & Annuity Company of New York

                                  By: /s/     Joanne B. Collins
                                     -------------------------------------------
                                              Joanne B. Collins, President

                                  Lincoln Life & Annuity Company of New York
                                    (Depositor)

                                  By: /s/     Joanne B. Collins
                                     -------------------------------------------
                                              Joanne B. Collins, President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                               Title                         Date
              ---------                               -----                         ----
  /s/     Joanne B. Collins                  President, Treasurer and           May 26, 2000
---------------------------------------        Director (Principal
          Joanne B. Collins                    Executive Officer)


  /s/      Troy D. Panning                   Second Vice President and          May 26, 2000
---------------------------------------        Chief Financial Officer
           Troy D. Panning                     (Principal Financial Officer
                                               and Principal Accounting
                                               Officer)


---------------------------------------      Director                           May 26, 2000
            Roland C. Baker

  /s/     J. Patrick Barrett
---------------------------------------      Director                           May 26, 2000
          J. Patrick Barrett

  /s/     Thomas D. Bell, Jr.
---------------------------------------      Director                           May 26, 2000
          Thomas D. Bell, Jr.

              Signature                               Title                         Date
              ---------                               -----                         ----
  /s/       Robert D. Bond
---------------------------------------      Director                           May 26, 2000
            Robert D. Bond

  /s/        Jon A. Boscia
---------------------------------------      Director                           May 26, 2000
             Jon A. Boscia

  /s/        John H. Gotta
---------------------------------------      Director                           May 26, 2000
             John H. Gotta

  /s/     Barbara S. Kowalczyk
---------------------------------------      Director                           May 26, 2000
          Barbara S. Kowalczyk

  /s/     M. Leanne Lachman
---------------------------------------      Director                           May 26, 2000
          M. Leanne Lachman

  /s/      Louis G. Marcoccia
---------------------------------------      Director                           May 26, 2000
           Louis G. Marcoccia

  /s/      John M. Pietruski
---------------------------------------      Director                           May 26, 2000
           John M. Pietruski

  /s/    Lawrence T. Rowland
---------------------------------------      Director                           May 26, 2000
         Lawrence T. Rowland

  /s/     Richard C. Vaughan
---------------------------------------      Director                           May 26, 2000
          Richard C. Vaughan